SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934

Chembio Diagnostics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

89268C103
(CUSIP Number)

Lawrence A. Siebert
3661 Horseblock Road
Medford, NY 11763
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

December 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89268C103

(1)           Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Lawrence A. Siebert

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)           SEC Use Only ___________________________________________________________

(4)           Source of Funds (See Instructions):

OO

(5)           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)           Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: 7,239,605 [1] (8) Shared Voting Power: 0 (9) Sole Dispositive Power: 7,239,605 [1] (10) Shared Dispositive Power: 0
(11)           Aggregate Amount Beneficially Owned by Each Reporting Person:

7,239,605 1

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

(13)	Percent of Class Represented by Amount in Row (11):

11.51%[2]

(14)	Type of Reporting Person (See Instructions):

IN

 1  Includes 4,863,874 shares of common stock; 170,000 shares of common stock issuable upon the exercise of options exercisable at $0.75, 10,000 of which must be exercised by December 31, 2008, 60,000 of which must be exercised by May 4, 2011, and 100,000 of which must be exercised by May 28, 2011; and 2,205,731 shares of common stock issuable upon the exercise of Series A Warrants pursuant to the terms described in Item 4 below.

2Based upon 60,537,534 issued and outstanding shares of common stock reported in the Issuer’s Prospectus Supplement pursuant to Rule 424(b)(3) filed by the Issuer on December 26, 2007, plus 2,375,731 shares of common stock issuable upon the exercise of Series A Warrants and Options held by Mr. Siebert.

Item 1.	Security and Issuer.

Title and class of equity securities:

Common Stock, $0.01 par value

Name and address of principal executive offices of Issuer:

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763

Item 2.	Identity and Background.

(a)           Name of person filing:

Lawrence A. Siebert

(b)           Residence or Business Address:

3661 Horseblock Road
Medford, NY 11763

(c)           Principal occupation:

Chief Executive Officer and President of Chembio Diagnostics, Inc., 3661 Horseblock Road, Medford, NY 11763

(d)           Criminal proceedings:

During the last five years, Mr. Siebert has not been convicted in any criminal proceeding.

(e)           Civil Proceedings:

During the last five years, Mr. Siebert has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)           Citizenship:

United States

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On July 1, 2005 as payment of dividends on the Series B Preferred Stock, Mr. Siebert received .03871 shares of Series B Preferred Stock.  On November 15, 2005 as payment of dividends on the Series A Preferred Stock, Mr. Siebert received 77,488 shares of common stock.  On January 3, 2006 as payment of dividends on the Series B Preferred Stock, Mr. Siebert received .04674 shares of Series B Preferred Stock.  On May 11, 2006 as payment of dividends on the Series A Preferred Stock and the Series B Preferred Stock, Mr. Siebert received 20,422 shares of common stock and 2,292 shares of common stock, respectively.  On May 15, 2006, Mr. Siebert received 77,488 shares of common stock as payment of dividends on the Series A Preferred Stock.  On July 20, 2006, Mr. Siebert received 3,249 shares of common stock as payment of dividends on the Series B Preferred Stock, and on August 18, 2006, Mr. Siebert received 46 shares of common stock as payment of dividends on the Series B Preferred Stock.  On November 15, 2006 as payment of dividends on the Series A Preferred Stock, Mr. Siebert received 55,860 shares of common stock.  On January 2, 2007 as payment of dividends on the Series B Preferred Stock, Mr. Siebert received 3,292 shares of common stock.  On May 11, 2007 as payment of dividends on the Series A Preferred Stock, Mr. Siebert received 77,193 shares of common stock.  On July 2, 2007 as payment of dividends on the Series B Preferred Stock, Mr. Siebert received 4,705 shares of common stock.  On November 13, 2007 as payment of dividends on the Series A Preferred Stock, Mr. Siebert received 100,123 shares of common stock.

On December 19, 2007, all the outstanding Series A and Series B Preferred Stock held by Mr. Siebert was converted into 2,534,593 shares of common stock at the rate of $0.48 per share.  Mr. Siebert was also issued 28,538 shares of common stock as payment for accrued but unpaid dividends on his shares of Series A and Series B Preferred Stock outstanding on December 19, 2007.

On December 19, 2007, Mr. Siebert purchased 337,500 shares of common stock through the exercise of warrants at an exercise price of $0.40 per share.

Item 4.	Purpose of the Transaction.

Mr. Siebert made the acquisitions in December 2007 for investment purposes.  He does not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

The transactions pursuant to which Mr. Siebert acquired shares of common stock in December 2007 were executed pursuant to the amendments to the governing documents for the Company’s Series A, Series B and Series C Convertible Preferred Stock (collectively, the “Preferred Stock”) and certain warrants and options (collectively, the “Non-Employee Warrants”) not including options or warrants issued to employees or directors in their capacity as such (these actions collectively, the “Plan”) that were approved by the Company and the requisite percentages of the holders of the Preferred Stock and the Non-Employee Warrants on December 19, 2007 (the “Closing Date”).  The Plan and the transactions related thereto were described in a Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2007.

Pursuant to the terms of the Plan, on the Closing Date all of the outstanding Series A and Series B Preferred Stock, other than the Series A Preferred and Series B Preferred held by Mr. Siebert, was converted into 21,538,479 shares of the Company’s $.01 par value common stock at a conversion rate of $0.40 per share of common stock.  All of the Series A and Series B Preferred Stock held by Mr. Siebert was converted at the rate of $0.48 per share into 2,534,593 shares of common stock.  All of the Company’s outstanding Series C Preferred Stock was converted into 17,187,496 shares of common stock at the rate of $0.48 per share.  To permit these conversions, the Certificates of Designation for the Series A, B and C Preferred Stock were amended to limit the application of the beneficial ownership limitation provisions.  In addition, in connection with the Plan, the Company issued 28,538 shares of common stock to Mr. Siebert as payment for accrued but unpaid dividends on his shares of Series A and Series B Preferred Stock outstanding on the Closing Date.

Under the Plan, on the Closing Date the holders of all the Non-Employee Warrants were permitted to exercise their Non-Employee Warrants for cash at a reduced exercise price of $0.40 per share, or on a cashless basis at an exercise price of $0.45 per share.  If a Non-Employee Warrant Holder exercised at least 10% of its Non-Employee Warrants for cash at $0.40 per share on the Closing Date, then it is permitted, but not required, to exercise all or any part of the remaining balance of its Non-Employee Warrants for cash or on a cashless basis at an exercise price of $0.45 per share at any time on or before June 30, 2008.  If a Non-Employee Warrant holder exercised at least 10% of its warrants for cash at the Closing Date, but does not exercise the remaining balance of its warrants for cash or on a cashless basis on or before June 30, 2008, then, on July 1, 2008, the exercise price of its remaining warrants will revert to their respective original exercise prices, at which time such holder will be permitted to exercise its Non-Employee Warrants on a cash or a cashless basis.

On the Closing Date, Mr. Siebert exercised 118,935 Series A Warrants, 77,868 Series B Warrants and 140,697 other warrants on a cash basis of $0.40 per share, for a total of $135,000, resulting in the Company issuing him 337,500 shares of common stock.  As described above, because Mr. Siebert exercised more than 10% of his aggregate Non-Employee Warrants at the Closing Date, he is now permitted to exercise his remaining 2,205,731 Series A Warrants for cash or on a cashless basis at an exercise price of $0.45 per share at any time on or before June 30, 2008.  The exercise price for any of Mr. Siebert’s Series A Warrants that are not exercised on or before June 30, 2008 will revert back to the original $0.90 exercise price on July 1, 2008.

The Plan’s cashless exercise provision permits Mr. Siebert and other Non-Employee Warrant holders to use any excess of the market price of the Company’s Common Stock over the exercise price of a Non-Employee Warrant as part of the exercise price for another Warrant by submitting both warrants at the time of exercise.  Pursuant to the Plan, Non-Employee Warrant holders were permitted at the Closing Date to use the greater of (i) $0.53 or (ii) the VWAP for the ten-trading day period that ended on December 17, 2007 as the value of the Common Stock, so that each Non-Employee Warrant used as part of the exercise price payment on the Closing Date represented the difference between the greater of these two values and the $0.45 Non-Employee Warrant exercise price.  In addition, Non-Employee Holders that exercised at least 10% of all of such holder's Non-Employee Warrants for cash on the Closing Date are permitted between the Closing Date and June 30, 2008 to use the difference between the greater of these two values and the $0.45 Non-Employee Warrant exercise price as part of their exercise price payment.  Non-Employee Warrant Holders that did not exercise (x) at least 10% of all of such holder's Non-Employee Warrants for cash at the Closing Date, or (y) its Non-Employee Warrants on a cashless basis at $0.45 per share on the Closing Date will only be permitted to exercise its Non-Employee Warrants on a cashless basis beginning on April 1, 2008, and at that point the value of a warrant to be used as part of the exercise price payment in such cashless exercise will equal the excess of the VWAP for the ten-trading day period that ends on the first trading day immediately preceding the date of such warrant exercise over the exercise price of a warrant.

In connection with the Plan, on the Closing Date the Company’s Board of Directors amended its bylaws to adopt a new bylaw to limit the application of Nevada Revised Statutes 78.378 to 78.3793, inclusive, to the Company.  The Company’s adoption of the new bylaw exempts the Company from the provisions of the Nevada Revised Statutes applicable to the acquisition of a controlling interest by existing or future stockholders.

Item 5.                      Interests in Securities of the Issuer.

(a)
As a result of the transactions described herein, Mr. Siebert beneficially owns 7,239,605 shares of the Issuer’s common stock, comprising approximately 11.51% of the outstanding shares of common stock of the Issuer.  This percentage is based upon 60,537,534 issued and outstanding shares of common stock reported in the Company’s Prospectus Supplement pursuant to Rule 424(b)(3) filed by the Company on December 26, 2007, plus 2,205,731 shares of common stock issuable upon the exercise of Series A Warrants, and 170,000 options held by Mr. Siebert.  Mr. Siebert’s beneficial ownership of 7,239,605 shares includes 4,863,874 shares of common stock; 170,000 shares of common stock issuable upon the exercise of options exercisable at $0.75, 10,000 of which must be exercised by December 31, 2008, 60,000 of which must be exercised by May 4, 2011, and 100,000 of which must be exercised by May 28, 2011; and 2,205,731 shares of common stock issuable upon the exercise of Series A Warrants pursuant to the terms described in Item 4 above.

(b)	Mr. Siebert has sole voting and dispositive powers with respect to all shares of the Issuer’s common stock held in his own name.

(c)	Except for the transactions described in this Amendment No. 1, there have been no transactions in the class of securities during the past sixty days.

(d)	Rights with respect to dividends or sales proceeds:

N/A

(e)           Date of cessation of five percent beneficial ownership:

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following information:

4.1
Second Amended and Restated Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Issuer, filed with the Nevada Secretary of State on December 19, 2007.

4.2
Second Amended and Restated Certificate of Designation of the Relative Rights and Preferences of the Series B 9% Convertible Preferred Stock of the Issuer, filed with the Nevada Secretary of State on December 19, 2007.

4.3
Second Amended and Restated Certificate of Designation of the Relative Rights and Preferences of the Series C 7% Convertible Preferred Stock of the Issuer, filed with the Nevada Secretary of State on December 19, 2007.

4.4	Amended and Restated Form of Common Stock Warrant issued pursuant to the Series A Convertible Preferred Stock and Warrant Purchase Agreement dated May 4, 2004.
4.5	Amended and Restated Form of Series B Common Stock Purchase Warrant issued pursuant to the Securities Purchase Agreement, dated January 26, 2005.
4.6	Amended and Restated Form of Series C Common Stock Purchase Warrant issued pursuant to the Securities Purchase Agreement, dated September 29, 2006.
99.1	Chembio Diagnostics, Inc. Current Report on Form 8-K filed with the Commission on December 20, 2007. (1)

(1)           Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Commission on December 20, 2007.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:   February 13, 2008                                                                    /s/ Lawrence S. Siebert
Lawrence S. Siebert, Individually